United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

November 2004

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  X  Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes     No  X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes     No  X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes     No  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Press Release
Signature Page

This report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3 of Vale Overseas Limited, File No. 333-110867-01 and the Registration Statement on Form F-3 of Companhia Vale do Rio Doce, File No. 333-110867 and shall be deemed to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Press Release

CVRD wins concession to explore coal in Mozambique

Rio de Janeiro, November 12, 2004 – Companhia Vale do Rio Doce (CVRD) informs that it was declared the winner of an international bidding process to explore coal deposits in the Moatize region, north of Mozambique.

CVRD is associated in this project with American Metals and Coal International (AMCI), a North-American coal producer. CVRD has 95% of the winning consortium, while AIMC owns the remaining 5%. The CVRD/AMCI consortium bid US$ 122.8 million for the concession.

Moatize is considered the largest unexplored coal province in the world. It is a world-class deposit estimated to have 2.4 billion tons, allowing the extraction of coking and thermal coal. The Brazilian steel industry, especially the new capacity increase projects, is a natural market for absorbing the supply of coking coal, while there is excess demand for energy in Austral Africa, offering a good opportunity for thermal coal.

Mozambique is a fast developing economy, with political stability and a modern mineral legislation. It has recently received significant foreign direct investment flows in the metals and mining industry. Mozambique has the financial support from multilateral credit institutions, such as the International Finance Corporation (IFC), a subsidiary of the World Bank, and from regional credit institutions, such as the Industrial Development Corporation (IDC), from South Africa.

BNDES, the Brazilian national development bank, has formally expressed its interest in supporting the Moatize project.

CVRD already concluded the project’s pre-feasibility study. The feasibility study is scheduled to start in January 2005 and is estimated to take about twenty-four months to be concluded. Total investment is estimated at US$1 billion, and includes concession payment, mine development, construction of a maritime terminal for ship loading and social investments. There is a railroad linking the Moatize region to ports in the coast of Mozambique, Nacala and Beira, which is operated, under government concession, by Indian companies.

The Moatize project represents a milestone in the CVRD initiative to enter the coal business. It is its first coal-mining project and, at the same time, increases its international operations. In 2004, CVRD had already entered into two partnerships with Chinese companies – Yangkuang, Yongcheng and Baosteel – as a minority shareholder, for the development of coal-related business in China.

CVRD has large experience in the development and operation of large scale mineral projects and in the handling of considerable volumes of bulk cargo through mine-railroad-port integrated systems. It is also one of the main global suppliers of raw materials – iron ore, pellets, ferro-alloys – to the steel industry, and metallurgical coal will complement its portfolio.

The Moatize project is in line with CVRD’s strategy, contributing to its growth and shareholder value creation.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Rafael Campos: rafael.campos@cvrd.com.br +55-21-3814-4353
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: November 17, 2004	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer